News Release 20-13

May 14, 2020

SSR MINING REPORTS FIRST QUARTER 2020 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the first quarter ended March 31, 2020.

Paul Benson, President and CEO said, "We would like to thank our employees who have acted with care and focus as each operation addresses its own set of operating conditions due to the COVID-19 pandemic during the first quarter of this year. Despite these challenges we had strong operating results for a near-record 107,000 gold-equivalent ounces and $58 million of operating cash flow. Our balance sheet strength, with nearly $400 million in cash, has continued to play an important role as we reduced debt, placed two operations on temporary care and maintenance and delivered encouraging exploration results all during the first quarter. As we look ahead our teams are reassessing the safe re-start of Seabee and Puna, and planning for production growth and exploration success to continue creating long-term value for our shareholders.

Importantly this week we announced a significant strategic development for SSR Mining, our zero-premium merger with Alacer Gold. This merger combines our portfolio of operations with a ‘Tier 1’ gold mine creating a free cash flow focused, diversified precious metals producer. This transaction aligns with investor interests for sector consolidation where both sets of shareholders benefit from being a part of a stronger company moving forward.”

First Quarter 2020 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Strong financial performance: Reported positive income from mine operations totaling $44.8 million, net income of $24.0 million and adjusted attributable net income of $38.8 million, or $0.31 per share.(1)

▪
Maintained strong balance sheet and liquidity: Cash balance at quarter end was $398.4 million and marketable securities of $50.3 million, while total convertible debt outstanding was reduced to $230 million during the quarter.

▪	Robust production to start the year: Achieved quarterly consolidated production of 107,331 gold equivalent ounces at cash costs of $824 per payable ounce of gold sold.(1)

▪
High-grade production at Seabee Gold Operation: Produced 29,521 ounces of gold at cash costs of $544 per payable ounce of gold sold.(1) Mill throughput exceeded 1,050 tonnes per day during January and February 2020. The temporary suspension of Seabee in late March reduced quarterly throughput to 981 tonnes per day.

▪
Delivering at the Marigold mine: Produced 58,448 ounces of gold at cash costs of $824 per payable ounce of gold sold.(1) Total material mined was over 20 million tonnes, continuing to demonstrate strong and efficient operating practices.

▪
Consistent operating metrics at Puna Operations: Steady state mill throughput, silver feed grade and recovery led to 1.8 million ounces of silver production at cash costs of $13.49 per payable ounce of silver sold.(1) Mill throughput averaged 4,300 tonnes per day up to March 20, 2020.

▪
Temporary suspension of operations at Puna and Seabee: Announced the temporary suspension of operations at Puna and Seabee in response to the COVID-19 pandemic. Marigold experienced only minor impacts from the pandemic and continued normal operations during the quarter.

▪
Continued exploration success: Drilling at Marigold and Seabee yielded positive results indicating potential increases to Mineral Resources. Drilling on greenfield targets yielded three resource grade intercepts at Fisher.

▪	Redeemed outstanding 2.875% senior convertible notes: Redeemed remaining outstanding 2013 Notes for $115 million in cash on March 30, 2020.

▪
Announced a zero-premium merger with Alacer Gold on May 11, 2020: Creates a leading intermediate precious metals producer with robust margins, strong free cash flow generation, and long mine lives led by highly experienced management with a track record of value creation.

▪
Divested SilverCrest equity position: On May 14, 2020, sold entire SilverCrest equity position of 9.0 million shares at a price of C$10.06 per common share for pre-tax gain of approximately C$55 million.

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold, adjusted attributable net income and adjusted attributable net income per share to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

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Marigold mine, U.S.

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Total material mined (kt)	20,259	18,457	19,033	19,254	17,295
Waste removed (kt)	15,255	11,736	12,676	12,185	11,767
Total ore stacked (kt)	5,004	6,721	6,357	7,070	5,528
Gold stacked grade (g/t)	0.30	0.36	0.51	0.38	0.34
Gold recovery (%)	76.0	76.0	77.0	75.0	73.0
Strip ratio	3.0	1.7	2.0	1.7	2.1

Mining cost ($/t mined)	$1.64	$1.83	$1.73	$1.65	$1.73
Processing cost ($/t processed)	$1.21	$1.03	$1.17	$1.01	$1.20
General and administrative costs ($/t processed)	$0.70	$0.54	$0.54	$0.47	$0.54

Gold produced (oz)	58,448	59,186	52,968	54,922	53,151
Gold sold (oz)	58,028	61,088	50,650	59,702	55,517

Realized gold price ($/oz) (1)	$1,588	$1,478	$1,481	$1,309	$1,303

Cash costs ($/oz) (1)	$824	$778	$822	$835	$812
AISC ($/oz) (1)	$1,277	$1,117	$1,104	$986	$930

Financial data ($000s)
Revenue	$92,081	$90,198	$74,820	$78,039	$72,263
Income from mine operations	$32,457	$30,263	$22,064	$13,939	$12,981
Capital expenditures (2)	$13,900	$17,768	$10,496	$6,924	$3,167
Capitalized stripping	$10,927	$2,116	$2,031	$871	$2,293
Exploration expenditures (3)	$1,102	$1,190	$1,990	$2,452	$3,653

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2020, 20.3 million tonnes of material were mined, a 10% increase compared to the fourth quarter of 2019 reflecting the impact of shorter haul distances associated with increased waste movement and some benefit from the new hydraulic loader commissioned during the first quarter.

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During the first quarter of 2020, we delivered approximately 5.0 million tonnes of ore to the heap leach pads at a gold grade of 0.30 g/t. This compares to 6.7 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.36 g/t in the fourth quarter of 2019. The gold grade delivered to the leach pad was 17% lower than the prior quarter and the strip ratio increased to 3.0:1 in the first quarter of 2020, a 76% increase compared to the prior quarter. The decrease in gold grade and increase in strip ratio are due to the completion of higher-grade ore deliveries from lower benches in the Mackay pit and the transition of mining equipment to stripping upper portions of the Mackay pit. Construction of the new leach pad is progressing per plan and on track to be completed during the year.

During the first quarter of 2020, the Marigold mine produced 58,448 ounces of gold, consistent with the prior quarter. During the first quarter of 2020, there were fewer tonnes stacked at lower grades compared to the fourth quarter of 2019, while production levels were similar compared to the fourth quarter of 2019 due to a draw down in leach pad inventories and benefits of the newly commissioned leach pad. While lower than the fourth quarter of 2019, the ounces stacked during the first quarter of 2020 were in fact higher than planned.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the first quarter of 2020, cash costs per payable ounce of gold sold were $824, a 6% increase compared to the prior quarter due to lower recoverable ounces stacked leading to higher unit inventory costs and an increase in royalty costs due to higher gold prices. Total mining costs of $1.64 per tonne in the first quarter of 2020 were 10% lower than in the previous quarter primarily due to 10% higher tonnes mined and 2% lower total mining costs, mainly due to lower per unit fuel costs. Processing and general and administrative unit costs were 18% and 33% higher, respectively, in the first quarter of 2020 compared to the fourth quarter of 2019, due to 26% fewer ore tonnes mined.

In the first quarter of 2020, AISC per payable ounce of gold sold was $1,277, a 14% increase compared to the prior quarter due to higher planned sustaining capital expenditures on processing facility upgrades, deferred stripping and capitalized maintenance components.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the first quarter of 2020, we sold 58,028 ounces of gold, a 5% decrease compared to sales of 61,088 ounces of gold sold in the fourth quarter of 2019. We realized an average gold price of $1,588 per ounce during the first quarter of 2020, an increase of 7% compared to an average realized gold price of $1,478 per ounce during the fourth quarter of 2019.

Exploration

Our exploration plan for 2020 is focused on the discovery of additional Mineral Resources south of the currently producing Mackay Pit, including Trenton Canyon, Valmy, East Basalt and Crossfire. A minor amount of reverse circulation (“RC”) drilling for additional Mineral Reserves at Mackay Pit and extensions at Red Dot is underway.

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The acquisition in 2019 of adjacent claims south and west of our mining activities provide latitude to systematically explore for extensions to existing near surface oxide deposits similar to those mined at Marigold, and for higher grade sulphide deposits associated with deep fault structures, intrusive rocks and favourable Comus Formation sedimentary rocks similar to those hosting the deposits at the Turquoise Ridge Mine. Our exploration plan for high-grade, sulphide gold mineralization in 2020 includes 4,300 meters of core drilling supported by seismic and gravity geophysical surveys.

During the quarter, exploration drilling results included significant sulphide results at Trenton Canyon. These results demonstrate width and grade conditions similar to operating underground gold operations elsewhere in Nevada, and importantly show the new zone remains open at depth. As a result, we will continue to test and expand this new zone of gold mineralization.

In addition, exploration for extensions to oxide mineralization were successful at both Trenton Canyon and Valmy.

For further information regarding sulphide and oxide drill results, see our news release dated May 14, 2020 (which is not incorporated by reference into this news release).

Looking ahead, we received approvals to build roads and construct drill sites along the identified mineralized corridors at Trenton Canyon. We anticipate moving the RC drill rigs to exploration areas in the second quarter of 2020.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Total ore milled (t)	89,282	87,394	77,465	88,424	90,756
Ore milled per day (t/day)	981	950	842	971	1,008
Gold mill feed grade (g/t)	10.34	7.89	12.39	9.83	8.59
Gold recovery (%)	98.1	97.9	98.8	98.4	97.2

Mining costs ($/t mined)	$68	$59	$61	$53	$52
Processing costs ($/t processed)	$31	$29	$28	$35	$28
General and administrative costs ($/t processed)	$65	$59	$59	$50	$53

Gold produced (oz)	29,521	22,069	32,345	26,539	31,184
Gold sold (oz)	27,714	24,362	28,278	24,276	27,999

Realized gold price ($/oz) (1)	$1,615	$1,484	$1,480	$1,329	$1,302

Cash costs ($/oz) (1)	$544	$505	$373	$526	$467
AISC ($/oz) (1)	$982	$751	$715	$828	$947

Financial data ($000s)
Revenue	$44,697	$36,142	$41,331	$32,237	$36,431
Income from mine operations	$19,731	$13,735	$22,134	$11,762	$13,672
Capital expenditures (2)	$9,027	$2,772	$5,406	$3,358	$8,772
Capitalized development	$3,067	$3,312	$3,352	$3,345	$3,379
Exploration expenditures (3)	$2,437	$1,210	$2,131	$2,257	$3,172

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2020, the Seabee Gold Operation produced 29,521 ounces of gold, a 34% increase compared to the fourth quarter of 2019, largely due to higher gold mill feed grade.

In the first quarter of 2020, the operation milled 89,282 tonnes of ore compared to 87,394 tonnes in the fourth quarter of 2019. The mill achieved an average throughput of 981 tonnes per day over the first quarter of 2020, a 3% increase compared to the prior quarter, mainly due to increased mill feed from the Santoy mine. During the first quarter of 2020, gold mill feed grade was 10.34 g/t, a 31% increase compared to the fourth quarter of 2019. Gold recovery for the first quarter of 2020 was 98.1%, consistent with the prior quarter.

In response to the COVID-19 pandemic, our Seabee Gold Operation was voluntarily placed into temporary care and maintenance on March 25, 2020 as a precautionary measure intended to protect our employees, their families and our communities. The annual winter road campaign was completed

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prior to the suspension of operations with all required operating and capital items received at site. We continue to assess public health and government guidelines to determine options to restart operations. During the interim, we continue to manage required activities to ensure the safety of our employees and the environment, and to enable operational readiness for when the operation resumes.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the first quarter of 2020, cash costs per payable ounce of gold sold were $544, an 8% increase compared to the fourth quarter of 2019 due to higher unit inventory costs. Mining unit costs were $68 per tonne mined in the first quarter of 2020, a 15% increase compared to the prior quarter due mainly to higher mobile equipment maintenance costs as a result of timing and increased operating development. Processing unit costs were $31 per tonne milled in the first quarter of 2020, a 7% increase compared to the prior quarter due to higher assay and compensation costs. General and administrative costs per tonne milled were 10% higher mainly due to costs related to the winter road operations, which saw more truck crossings than originally planned, as well as an increase in flight costs and timing of compensation payments.

In the first quarter of 2020, AISC per payable ounce of gold sold was $982, a 31% increase compared to the prior quarter due to higher cash costs, as described above, and higher planned sustaining capital expenditures relating to equipment delivered over the winter road, partially offset by higher ounces sold.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the first quarter of 2020, we sold 27,714 ounces of gold, a 14% increase compared to 24,362 ounces of gold sold in the fourth quarter of 2019. We realized an average gold price of $1,615 per ounce during the first quarter of 2020, an increase of 9% compared to an average realized gold price of $1,484 per ounce during the fourth quarter of 2019.

Exploration

Exploration at the Seabee Gold Operation for 2020 is focused on defining Mineral Reserves and adding Mineral Resources at Gap Hanging Wall ("Gap HW") and adding Mineral Reserves and Mineral Resources at Santoy 8A. Our exploration program is comprised of 50,000 meters of underground infill drilling and 10,000 meters of surface drilling. Planned exploration for 2020 also includes an additional 10,000 meters of surface drilling peripheral to the Santoy mine, but within proximity of infrastructure and access points.

During the first quarter of 2020, we completed over 11,400 meters of underground drilling and over 4,830 meters of surface drilling on near-mine targets. The majority of the work completed during the first quarter related to Gap HW.

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We received positive results from infill and surface exploration holes at the Gap HW, including one surface hole drilled 210 meters down plunge from the existing Gap HW Mineral Resources, which included a resource grade intercept implying that Mineral Resources may extend to these depths.

We expect first quarter 2020 results to further expand Mineral Resources at Gap HW when estimated at year-end 2020.

Outside of the immediate mine area, we drilled over 3,450 meters in 13 holes at surface targets near Batman Lake, approximately 650 meters south of Santoy 8. Drilling at the Joker target included resource grade intercepts. These intercepts demonstrate the near-surface Mineral Resource potential of the Santoy mine complex proximal to existing mine infrastructure.

At the Fisher project, our 2020 objectives include exploring areas with the potential to add Mineral Resources. We have planned a 12,000 meter drilling program, augmented by soil sampling, mapping and prospecting. We identified and prioritized target exploration areas at Mac North and Abel Lake. During the first quarter of 2020, we completed over 9,460 meters of drilling in 31 core holes on four targets near Mac North and Abel Lake, with positive results identified at Abel Lake, Yin and Mac North targets.

For further information regarding Gap HW, Batman Lake and Fisher project drill results, see our news release dated May 14, 2020 (which is not incorporated by reference into this news release).

Exploration activities were completed in late-March 2020 and coincided with our voluntary suspension of operations at Seabee. We will resume our Seabee and Fisher project exploration activities after the safe restart of operations at Seabee to allow for added exploration personnel on site.

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Puna Operations, Argentina
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	March 31 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019
Total material mined (kt)	1,953	3,244	3,116	3,304	2,618
Waste removed (kt)	1,674	2,725	2,531	3,114	2,469
Strip ratio	6.0	5.3	4.3	16.4	16.6
Ore milled (kt)	340	400	336	313	345

Silver mill feed grade (g/t)	170	174	165	160	235
Lead mill feed grade (%)	0.81	0.99	0.81	0.71	1.07
Zinc mill feed grade (%)	0.44	0.63	0.60	0.46	0.46
Silver recovery (%)	95.3	95.1	93.5	92.4	91.7
Lead recovery (%)	91.4	91.9	88.1	79.4	83.6
Zinc recovery (%)	55.0	54.3	49.3	48.1	47.3

Mining costs ($/t mined)	$3.62	$2.62	$2.76	$2.33	$2.74
Processing costs ($/t milled)	$29.98	$29.53	$36.34	$32.57	$29.62
General and administrative costs ($/t milled)	$8.36	$9.11	$9.24	$8.27	$8.02

Silver produced ('000 oz)	1,770	2,132	1,664	1,486	2,392
Silver sold ('000 oz)	1,834	2,584	1,505	2,679	927

Lead produced ('000 lb) (1)	5,536	7,985	5,304	3,879	6,789
Lead sold ('000 lb) (1)	6,407	9,371	4,119	7,652	2,977

Zinc produced ('000 lb) (2)	1,821	3,007	2,206	1,539	1,640
Zinc sold ('000 lb) (2)	2,166	3,067	2,030	5,757	3,218

Realized silver price ($/oz) (3)	$17.47	$17.32	$17.31	$14.92	$15.35
Realized lead price ($/lb) (3)	$0.85	$0.92	$0.94	$0.85	$0.95
Realized zinc price ($/lb) (3)	$0.88	$1.11	$1.03	$1.28	$1.27

Cash costs ($/oz) (3,5)	$13.49	$8.90	$14.22	$9.80	$9.94
AISC ($/oz) (3,5)	$16.40	$11.18	$17.36	$13.08	$19.76

Financial Data ($000s)
Revenue	$27,685	$51,263	$31,697	$44,873	$17,556
(Loss) Income from mine operations	$(7,405)	$14,915	$7,708	$4,126	$3,584
Capital expenditures (4)	$2,088	$2,134	$1,782	$1,157	$1,543
Capitalized stripping	$2,192	$2,565	$1,385	$6,273	$6,191
Exploration expenditures	$150	$492	$229	$65	$1

(1)	Data for lead production and sales relate only to lead in lead concentrate.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

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(3)
We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(4)	Does not include capitalized exploration or development of the Chinchillas project.

(5)	Cash costs and AISC per payable silver ounce sold for the period ending March 31, 2020 include an $8.5 million write-down of inventories to net realizable value.

Mine production

In the first quarter of 2020, Puna Operations produced a total of 1.8 million ounces of silver, 5.5 million pounds of lead and 1.8 million pounds of zinc. Silver production decreased 17% compared to the fourth quarter of 2019 mainly due to lower mill throughput and silver mill feed grade. Total material mined during the first quarter, while planned to be lower than the fourth quarter of 2019, was also impacted by weather events and the temporary suspension of operations commencing March 20, 2020. Existing ore stockpiles are sufficient to support milling activity for up to 4 months should a restart of operations be feasible in the near-term.

During the first quarter of 2020, total mill throughput was 15% lower compared to the fourth quarter of 2019 as milling was impacted by the temporary suspension of operations. Prior to the temporary suspension, mill throughput averaged 4,300 tonnes per day, consistent with the previous quarter. Processed ore contained an average silver grade of 170 g/t, a 2% decrease compared to the fourth quarter of 2019, but consistent with the mine plan and average silver reserve grade. The average silver recovery in the first quarter of 2020 was 95.3% as mill performance continues to benefit from our Operational Excellence initiatives. The strip ratio during the first quarter was 6.0:1.

On March 20, 2020, we temporarily suspended operations at Puna Operations as a result of government-mandated restrictions due to the COVID-19 pandemic. On April 4, 2020, the Government of Argentina reinstated mining as an essential business activity. As a result, we are evaluating phased restart options that enable the operations to comply with government regulations and guidelines. During the interim, we continue to manage required activities to ensure the safety of our employees, the environment and to enable operational readiness for when operations resume.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

In the first quarter of 2020, cash costs per payable ounce of silver sold were $13.49, a 52% increase compared to the fourth quarter of 2019 mainly due to a non-cash $8.5 million write-down of ore stockpile inventories to net realizable value which increased this quarter's cash costs per payable ounce of silver sold by $4.90. The write-down of ore stockpile inventories was primarily due to a significant drop in silver prices at the end of the quarter. Mining unit costs were $3.62 per tonne mined in the first quarter of 2020, a 38% increase compared to the prior quarter due mainly to lower tonnes mined as a result of seasonal impacts from weather that affected pit operations and the temporary suspension of operations in March due to COVID-19. Processing and general and administrative unit costs per tonne milled were consistent with the prior quarter.

In the first quarter of 2020, AISC per payable ounce of silver sold was $16.40, a 47% increase compared to the fourth quarter of 2019 mainly due to higher cash costs for the period, combined with the impact of similar sustaining capital costs compared to the prior quarter and 30% fewer payable ounces of silver sold compared to the prior quarter.

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Mine sales

In the first quarter of 2020, silver sales totaled 1.8 million ounces, a 29% decrease compared to the fourth quarter of 2019. Lead and zinc sales totaled 6.4 million pounds and 2.2 million pounds, respectively, representing decreases of 32% and 29%, respectively, compared to the prior quarter. The decrease in concentrate sales is partially due to lower production in the first quarter of 2020 and partially due to higher sales in the fourth quarter of 2019 as inventories were drawn down.

Exploration

During the first quarter of 2020, we completed a 3,400 meter exploration drill program on the Granada target at the Pirquitas property. The drilling explored the projected intersection of the past producing Potosi vein and the Cortaderas Breccia vein, which hosts much of the current underground Mineral Resources at Pirquitas. Three holes were completed to depths ranging from 1,010 meters to 1,220 meters. For further information regarding these drill results, see our news release dated May 14, 2020 (which is not incorporated by reference into this news release). No further work is planned for the Granada target at this time.

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Outlook

Please see "Cautionary Note Regarding Forward-Looking Statements."

By news release dated March 25, 2020, we withdrew our 2020 operating guidance across all operations until further notice due to the uncertainty with respect to future developments of the coronavirus disease ("COVID-19") pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak and potential impacts on mining operations.

Although we expect the COVID-19 pandemic to adversely impact production and operating income in the short term, particularly at our Seabee Gold Operation and Puna Operations where operations are currently suspended, we continue to monitor the situation closely. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment.

We expect monthly care and maintenance costs at the Seabee Gold Operation and Puna Operations to be approximately $4.2 million per month and $2.5 million per month, respectively. We also are assessing our qualification for announced support programs in each country where our operations have been impacted. We intend to apply for such support if and when we meet the qualifying criteria.

We continue to evaluate our care and maintenance strategies and associated holding and labour costs while developing phased restart plans consistent with the regulations in place where our mines operate.

At the end of April 2020, the Province of Saskatchewan, where our Seabee Gold Operation is located, announced a five phase re-opening plan for the economy. Consistent with this plan, we have increased the size of our care and maintenance crew to advance maintenance work on fixed and mobile plant and equipment that was scheduled for later in the year. Based on the continued success of our mitigation strategies, we intend to commence underground development followed by underground mining, and then restart milling operations, in June 2020 at the earliest.

At Puna Operations, the initial restart phase contemplates re-activating the transport of ore that is currently stockpiled at the Chinchillas mine site to the Pirquitas plant site. Based on the continued success of our mitigation strategies, we would then start processing stockpiled ore, followed by a final phase of ramp up of mining activities at the Chinchillas mine. We expect that the earliest we would achieve steady state plant and mine operations is June 2020 and July 2020, respectively.

We expect to update production, cost and capital guidance once we have sufficient clarity on external guidelines and regulations and the potential timing and success of restart activities.

We are working closely with communities and regulators as we implement operating protocols at each of our operating sites to contain and mitigate the risk of spread of COVID-19. Additionally, we are providing up to $350,000 of monetary support and in-kind contributions for medical supplies, food and other materials in relation to community requirements for the COVID-19 response.

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See "Risks and Uncertainties" in Section 7 of our MD&A and "Cautionary Note Regarding Non-GAAP Measures" for more information on the impact that the COVID-19 pandemic has had on our business and the actions we are taking in response.

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Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data	Three months ended March 31,
	2020	2019
Revenue	$164,463	$126,250
Income from mine operations	$44,783	$30,237
Gross margin (2)	27%	24%
Operating income	$34,766	$19,628
Net income	$23,976	$5,732
Net income attributable to equity holders of SSR Mining	$23,976	$6,464
Basic attributable income per share	$0.19	$0.05
Adjusted attributable income before tax (1)	$45,057	$21,546
Adjusted attributable net income (1)	$38,794	$17,200
Adjusted basic attributable income per share (1)	$0.31	$0.14
Cash generated by (used in) operating activities	$58,672	$(303)
Cash (used in) investing activities	$(49,361)	$(33,762)
Cash (used in) generated by financing activities	$(113,983)	$77,441

Financial Position	March 31, 2020	December 31, 2019
Cash and cash equivalents	$398,439	$503,647
Marketable securities	50,293	66,453
Current assets	743,243	899,662
Current liabilities	96,675	234,171
Working capital (3)	646,568	665,491
Total assets	1,612,004	1,750,107

(1)
We report non-GAAP financial measures including adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Gross margin is defined as income from mine operations divided by revenue.

(3)	Working capital is defined as current assets less current liabilities.

Quarterly financial summary

Realized gold price is a non-GAAP financial measure. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Revenue in the first quarter of 2020 increased by 30% compared to the first quarter of 2019, mainly due to a higher realized gold price at the Marigold mine and Seabee Gold Operation and higher silver ounces sold at Puna Operations.

Income from mine operations of $44.8 million in the first quarter of 2020 generated a gross margin of 27% compared to income from mine operations of $30.2 million and a gross margin of 24% in the first quarter of 2019. Relative to the comparative quarter of 2019, income from mine operations was higher at the Marigold mine and Seabee Gold Operation mainly due to 22% and 24% increases in realized gold prices, respectively. In the first quarter of 2020, we generated net income of $24.0 million, an increase of $18.2 million compared to net income of $5.7 million in the first quarter of 2019.

Cash generated from operating activities in the first quarter of 2020 increased to $58.7 million compared to cash used in operating activities of $0.3 million in the first quarter of 2019. All of our

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mine operations generated higher revenue in the first quarter of 2020 compared to the first quarter of 2019, driven primarily by higher realized gold prices at the Marigold mine and Seabee Gold Operation and higher silver ounces sold and realized silver price at Puna Operations. Cash generated from operating activities was also significantly higher in the first quarter of 2020 compared to the first quarter of 2019 due to stronger operating results, combined with large non-cash working capital impacts on the first quarter of 2019 as we completed our ramp up at Puna Operations and achieved steady-state operations.

Cash used in investing activities in the first quarter of 2020 increased to $49.4 million compared to cash used in investing activities of $33.8 million in the first quarter of 2019. In the first quarter of 2020, we invested $37.2 million in plant and equipment, $13.0 million in capitalized stripping and $3.1 million in underground mine development.

Cash used in financing activities was $114.0 million in the first quarter of 2020, compared to cash generated by financing activities of $77.4 million in the first quarter of 2019. In the first quarter of 2020, we redeemed our remaining outstanding 2013 Notes for $115.0 million. We also received proceeds from stock option exercises of $1.4 million.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $398.4 million in cash and cash equivalents as at March 31, 2020. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

We announced on May 11, 2020, that we and Alacer Gold Corp. (“Alacer”) entered into a definitive arrangement agreement (the “Agreement”) pursuant to which we agreed to acquire all of the outstanding common shares of Alacer in a share-for-share transaction. The transaction would create a combined company with a market capitalization of approximately $4.0 billion as of May 8. Under the terms of the Agreement, we will acquire each Alacer share for 0.3246 of an SSR Mining share. At closing, SSR Mining and Alacer shareholders will collectively own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.

The combined entity will continue as SSR Mining Inc. and will be headquartered in Denver, Colorado with a corporate office in Vancouver, B.C. and will be led by Rod Antal as President & CEO and Michael Anglin as Chairman. Following the completion of the transaction, the new board of directors will be comprised of five directors from each of the current SSR Mining and Alacer boards of directors for a total of 10 directors, including the CEO.

The zero-premium merger of SSR Mining and Alacer is expected to create a leading intermediate gold producer with robust margins, strong free cash flow generation, and long mine lives across four mining-friendly jurisdictions. In addition, the increased financial strength of the combined business will allow us to leverage the proven project execution capabilities of the combined management team to continue delivering on the extensive organic growth portfolio and compete for attractive assets as they arise. The complementary nature of the assets and the cultural alignment of the organizations are expected to facilitate an effective integration and allow us to continue to deliver value to our shareholders.

The board of directors of both companies have unanimously approved the transaction, including in our case, based on the unanimous recommendation of a special committee of independent directors of SSR Mining. The transaction is expected to close in the third quarter of 2020. Closing of the

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transaction is subject to: approval by the shareholders of both companies, court approval, regulatory approvals and other customary closing conditions.

On March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. During the first quarter of 2020, the COVID-19 pandemic has impacted major economic and financial markets. Most industries have been impacted by the COVID-19 pandemic and are facing operating challenges associated with the regulations and guidelines resulting from efforts to contain it. The pandemic has also significantly impacted the prices of the primary metals we produce and caused significant price volatility. The overall impact has resulted in the price of gold increasing and the price of silver declining.

As a direct result of the COVID-19 pandemic, we temporarily suspended operations at our Puna Operations and Seabee Gold Operation on March 20, 2020 and March 25, 2020, respectively. During the suspension at Puna Operations and Seabee Gold Operation, we are performing care and maintenance activities. Costs incurred during the suspensions associated with these activities have been separately identified and accounted for as care and maintenance costs within operating income in the condensed consolidated interim statements of income. The Marigold mine continues to operate with limited impact from COVID-19 and we have implemented numerous measures intended to protect our employees, including ensuring physical distancing and providing additional protective equipment.

Holders of our 2.875% senior convertible notes issued in 2013 (the "2013 Notes") had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes, dated as of January 16, 2013 entered into with The Bank of New York Mellon any time before January 31, 2020. As of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were put to us and redeemed, and $4,000 of 2013 Notes were converted to equity.

The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes consisting of an aggregate principal amount of $114,947,000 plus accrued interest of $542,000 in exchange for payment of cash of $115,487,000 and equity of $2,000.

Qualified Persons

The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical information contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is our Director, Mine Planning, and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

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▪	Conference call and webcast: Friday, May 15, 2020, at 11:00 am ET.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 4361
All other callers:	+1 (412) 317-0088, replay code 4361

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: forecasts; outlook; guidance; future production of gold, silver and other metals; timing of production; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves and to define additional Mineral Resources; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the timing of production and production levels and our expected drill programs

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at each of the Marigold mine, the Seabee Gold Operation and Puna Operations; the impact of the COVID-19 outbreak on our business and financial condition, including the suspension of operations at the Seabee Gold Operation and Puna Operations and the timing, development and implementation of phased restart plans and results thereof, including our intention to commence underground development at followed by underground mining, and then restart of milling operations, at our Seabee Gold Operation and steady state operations at our Puna Operations during June 2020 at the earliest; our eligibility for COVID-19 government support programs; the timing, focus and results of our exploration and development programs, including our ability to achieve certain exploration objectives depending on the duration of the suspension at the Puna Operations and Seabee Gold Operation; the Marigold mine continuing to operate with limited impact from COVID-19, including exploration activities at the Marigold mine continuing as planned; the anticipated completion of the announced transaction with Alacer and the timing and benefits thereof; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development and exploration plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects, including as a result of COVID-19; the duration of the suspension of operations at the Seabee Gold Operation and Puna Operations, and the development and implementation of plans to resume operations; disruptions to our supply chain, customers and workforce due to the COVID-19 outbreak; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects our operations or liquidity position; failure to obtain any required regulatory and other approvals (or to do so in a timely manner) in connection with the announced transaction with Alacer; the anticipated timeline for completion of the transaction with Alacer may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the transaction; our ability to replace Mineral Reserves; commodity price and exchange rate fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failing to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the VAT collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; complying with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; the ability to fully realize the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; epidemics, pandemics or other public health crises could adversely affect our business; information systems security threats; the ability to fully realize our interest in deferred consideration received in connection with divestitures; conflicts of interest that could arise from certain of our directors' and/or officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under

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the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months, our ability to continue operating the Marigold mine, our ability to resume operations at the Seabee Gold Operation and Puna Operations, there being no cases of COVID-19 in our workforce or any requirement for employees to self-isolate to the extent that such cases of COVID-19 impact our operations, the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID19 outbreak, long-term effects of the outbreak not having a material adverse impact on our operations or liquidity position, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets other than as set out herein (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

We have included certain non-GAAP performance measures throughout this news release. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to

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evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements. Readers should refer to “Non-GAAP Financial Measures” in Section 8 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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